FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For April 2008

Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

3RD QUARTER 2008 UNAUDITED RESULTS
•	Royal Dutch Shell’s third quarter 2008 earnings, on a current cost of supplies (CCS) basis, were $10.9 billion compared to $6.4 billion a year ago. Basic CCS earnings per share increased by 74% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2008, excluding net working capital movements, was $10.4 billion. Net capital investment for the quarter was $11.2 billion. Total distribution to shareholders, in the form of dividends and share repurchases, was $3.1 billion and gearing was 15.4% at the end of the third quarter.

•	The sale of the BEB Erdgas und Erdoel GmbH (Shell share 50%) gas transport business in Germany was closed, increasing the third quarter 2008 earnings by some $1.4 billion.

•	A third quarter 2008 dividend has been announced of $0.40 per share, an increase of 11% over the US dollar dividend for the same period in 2007.
Royal Dutch Shell Chief Executive Jeroen van der Veer commented: “We delivered satisfactory earnings and operating performance in the third quarter of 2008. We are watching the world economic situation closely. Shell is robust across a wide range of energy prices. Our strategy remains to pay competitive and progressive dividends, and to make significant investments in the company for future profitability.”
SUMMARY OF UNAUDITED RESULTS

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
8,448	11,556	6,916	+22	Income attributable to shareholders	29,087	22,864	+27
(2,455)	3,654	524		Less: Estimated CCS adjustment for Oil Products and Chemicals (see Note 2)	2,506	1,984
10,903	7,902	6,392	+71	CCS earnings	26,581	20,880	+27

1.37	1.87	1.10	+25	Basic earnings per share ($)	4.71	3.64	+29
(0.40)	0.59	0.08		Less: Estimated CCS adjustment per share ($)	0.40	0.31
1.77	1.28	1.02	+74	Basic CCS earnings per share ($)	4.31	3.33	+29

0.40	0.40	0.36	+11	Dividend per ordinary share ($)	1.20	1.08	+11

[1]	Q3 on Q3 change

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, Company No. 4366849, Shell Centre, London, SE1 7NA, UK

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KEY FEATURES OF THE THIRD QUARTER 2008
•	Third quarter 2008 CCS earnings were $10,903 million or 71% higher than in the same quarter a year ago.

•	Third quarter 2008 reported income was $8,448 million or 22% higher than in the same quarter a year ago.

•	Oil Products earnings reflected some $400 million of non-cash gains related to fair value accounting of commodity derivatives. In addition Gas & Power earnings reflected non-cash gains of some $400 million related to fair value accounting of commodity derivatives associated with long-term contracts (see Note 8).

•	Basic CCS earnings per share increased by 74% versus the same quarter a year ago.

•	Total cash returned to shareholders in the form of dividends and share repurchases in the third quarter 2008 was $3.1 billion.

•	Cash flow from operating activities, excluding net working capital movements, was $10.4 billion compared to $9.9 billion for the same quarter last year. Including net working capital movements, cash flow from operating activities was $12.6 billion compared to $9.1 billion in the third quarter 2007.

•	Capital investment for the third quarter 2008 was $13.2 billion, including an amount of $5.0 billion related to the acquisition of Duvernay Oil Corp. (“Duvernay”). Net capital investment (capital investment, less divestment proceeds) for the third quarter 2008 was $11.2 billion.

•	Return on average capital employed (ROACE), on a reported income basis (see Note 3), was 26.3%.

•	Gearing (see Note 5) was 15.4% at the end of the third quarter 2008 versus 12.1% at the end of the third quarter 2007.

•	Oil and gas production, including oil sands bitumen production, for the third quarter 2008 was 2,931 thousand barrels of oil equivalent per day (boe/d), compared to 3,137 thousand boe/d in the same quarter last year. Production when compared to the third quarter 2007 was reduced by some 120 thousand boe/d due to hurricane impacts in the Gulf of Mexico, USA and a planned maintenance turnaround in the UK North Sea related to the shutdown of the St. Fergus gas processing facilities. Excluding these factors and the impact of divestments and production sharing contracts (PSC) pricing effects, production was 1% lower than the same quarter last year.

•	Liquefied Natural Gas (LNG) sales volumes of 3.10 million tonnes were 6% lower than in the same quarter a year ago.

•	Oil Products refinery availability was 88%, compared to 93% in the third quarter 2007. Chemicals manufacturing plant availability was 86%, 8% lower than in the third quarter 2007. Oil Products and Chemicals availability was significantly impacted by the hurricanes in the USA. Oil Sands upgrader availability was 96%, 6% higher than in the same quarter last year.

•	Oil Products marketing sales volumes in the third quarter 2008 decreased by 3% compared to the same quarter last year, and, excluding the impact of divestments, were in line with the same quarter last year. Chemical product sales volumes decreased by 13% compared to the third quarter 2007.
SUMMARY OF UNAUDITED RESULTS

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
5,501	5,881	3,327		Exploration & Production[2]	16,525	9,819
2,774	625	568		Gas & Power	4,347	2,150
371	351	183		Oil Sands[2]	971	500
2,304	1,075	1,651		Oil Products (CCS basis)	4,573	6,075
116	(142)	360		Chemicals (CCS basis)	175	1,334
(43)	201	413		Corporate	304	1,391
(120)	(89)	(110)		Minority interest	(314)	(389)

10,903	7,902	6,392	+71	CCS earnings	26,581	20,880	+27

[1]	Q3 on Q3 change

[2]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the third quarter 2008 reflected the following items, which in aggregate amounted to a net gain of $2,063 million (compared to a net gain of $265 million in the third quarter 2007), as summarised in the table below:
•	Exploration & Production earnings included a gain of $575 million, reflecting a gain from divestments of $347 million, a gain of $167 million related to the mark-to-market valuation of certain UK gas contracts, a tax credit in Canada of $22 million and a gain from a pension accounting adjustment of $39 million. Earnings for the third quarter 2007 included a net gain of $130 million.

•	Gas & Power earnings included a net gain of $1,368 million, reflecting a gain from a divestment of $1,395 million, a gain of $33 million related to the mark-to-market valuation of certain gas contracts and a gain from a pension accounting adjustment of $7 million, which were partly offset by an impairment charge of $67 million. Earnings for the third quarter 2007 included a net charge of $4 million.

•	Oil Sands earnings included a gain of $25 million related to a tax credit.

•	Oil Products earnings included a gain of $77 million, reflecting a gain of $25 million related to a tax credit in Canada and a gain from a pension accounting adjustment of $52 million. Earnings for the third quarter 2007 included a net gain of $121 million.

•	Chemicals earnings included a gain from a pension accounting adjustment of $18 million. Earnings for the third quarter 2007 included a net gain of $18 million.
SUMMARY OF IDENTIFIED ITEMS

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007	$ million	2008	2007
			Segment earnings impact of identified items:
575	98	130	Exploration & Production	607	387
1,368	—	(4)	Gas & Power	1,357	282
25	—	—	Oil Sands	25	—
77	181	121	Oil Products (CCS basis)	258	150
18	(206)	18	Chemicals (CCS basis)	(188)	18
—	—	—	Corporate	—	459
—	—	—	Minority interest	—	—
2,063	73	265	CCS earnings impact	2,059	1,296
These identified items generally relate to events with an impact of greater than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by business segment’ on page 4 and onwards.
Commodity price effects (see Note 8 — Accounting for Derivatives)
During the third quarter 2008 worldwide oil and gas related commodity marker prices declined significantly.
As a result of fair value accounting of commodity derivatives associated with long-term contracts, required under International Financial Reporting Standards (IFRS), Gas & Power earnings were increased by some $400 million, as opposed to non-cash charges of some $300 million recorded in the second quarter 2008.
As required under IFRS, commodity derivatives are recorded at fair value, which is based on market prices, and physical crude oil and oil products inventories are recorded at the lower of historical cost or net realizable value. During the third quarter 2008, Oil Products earnings were increased by non-cash gains of some $400 million, mainly related to reversals of non-cash charges of some $450 million recorded in the second quarter 2008.

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EARNINGS BY BUSINESS SEGMENT
EXPLORATION & PRODUCTION

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
5,501	5,881	3,327	+65	Segment earnings[2]	16,525	9,819	+68

1,612	1,711	1,792	-10	Crude oil production (thousand b/d) [3]	1,692	1,824	-7
7,207	7,789	7,329	-2	Natural gas production available for sale (million scf/d)	8,246	7,886	+5
2,854	3,054	3,055	-7	Barrels of oil equivalent (thousand boe/d) [3]	3,114	3,183	-2

[1]	Q3 on Q3 change

[2]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

[3]	Excludes oil sands bitumen production
Third quarter Exploration & Production segment earnings were $5,501 million compared to $3,327 million a year ago. Earnings included a gain of $575 million related to identified items, compared to a net gain of $130 million in the third quarter 2007 (see page 3 for details).
Earnings compared to the third quarter 2007 reflected the benefit of higher oil and gas prices on revenues, which was partly offset by lower production volumes, particularly in the USA as a consequence of hurricane impacts, higher exploration expenses and higher royalty expenses.
Global liquids realisations were 57% higher than in the third quarter 2007, compared with marker crudes Brent and WTI increases of 54% and 57% respectively. Global gas realisations were 48% higher than a year ago. Outside the USA, gas realisations increased by 45% whereas in the USA gas realisations increased by 66%.
Third quarter 2008 production (excluding oil sands bitumen production) was 2,854 thousand barrels of oil equivalent per day (boe/d) compared to 3,055 thousand boe/d a year ago. Crude oil production was down 10% and natural gas production was down 2% compared to the third quarter 2007. Production, compared to the third quarter 2007, was impacted by some 120 thousand boe/d as a consequence of the hurricanes in the USA Gulf of Mexico and planned maintenance turnarounds in the UK North Sea related to the shutdown of the St. Fergus gas processing facilities.
Production compared to the third quarter 2007 included additional volumes principally from Ormen Lange (Shell share 17%) in Norway, Changbei (Shell share 50%) in China, West Salym (Shell share 50%) in Russia, F13W (Shell share 50%) and M3S (Shell share 70%) in Malaysia, Stybarrow (Shell share 17.1%) in Australia, Champion West Phase 3B/C (Shell share 50%) in Brunei, Starling (Shell share 28%), Caravel (Shell share 71%), Shamrock (Shell share 100%) and Curlew C (Shell share 100%) in the United Kingdom and Deimos (Shell share 71.5%) in the USA.
Third quarter portfolio developments
In Canada, Shell completed the acquisition of Duvernay, which is a Canadian tight gas company, for $5.5 billion. During 2008 Shell has also acquired significant additional acreage in the Montney gas play, in areas adjacent to Duvernay’s positions, bringing Shell’s total spend on tight gas acreage in the area to $6.2 billion in 2008. Shell estimates that this combined portfolio of approximately 2 thousand square kilometres contains discovered gas resources of some 1 billion boe, with significant additional exploration potential.
In Australia, Shell concluded the agreement with Arrow Energy Ltd. to jointly develop projects to extract clean-burning natural gas from coal deposits.
In the UK, Shell announced the start-up of the Curlew C field (Shell share 100%), the fourth North Sea field brought on stream during 2008. Together, these fields have an expected aggregate peak production capacity of some 30 thousand boe/d (Shell share).

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In the Netherlands, Shell, through its joint venture Nederlandse Aardolie Maatschappij BV (Shell share 50%), signed Sales and Purchase Agreements for some €1.1 billion for the sale of assets situated along the NOGAT pipeline, covering exploration, production and transportation of oil and gas. The transaction is subject to regulatory approvals and third party consents.
In the USA Gulf of Mexico deepwater, Shell concluded the sale of its interest in the Big Foot prospect (Shell share 12.5%), for some $0.4 billion.
Also in the USA, a 30 thousand boe/d water injection project commenced at the Ursa/Princess field (Shell share 45%). The project is expected to continue for the next 30 years, extending the life of the field by some 10 years.
GAS & POWER

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
2,774	625	568	+388	Segment earnings	4,347	2,150	+102

3.10	3.08	3.29	-6	LNG sales volumes (million tonnes)	9.69	9.84	-2

[1]	Q3 on Q3 change
Third quarter Gas & Power segment earnings were $2,774 million compared to $568 million a year ago. Earnings included a net gain of $1,368 million related to identified items, compared to a net charge of $4 million in the third quarter 2007 (see page 3 for details). In addition, third quarter 2008 earnings were increased by non-cash gains of approximately $400 million as a result of fair value accounting of commodity derivatives associated with long-term contracts (see Note 8).
Earnings compared to the third quarter 2007 reflected the impact of strong LNG and gas to liquids (GTL) product prices on revenues and higher marketing and trading contributions, which were partly offset by lower LNG sales volumes.
LNG sales volumes of 3.10 million tonnes were 6% lower than in the same quarter a year ago, mainly as a consequence of planned maintenance shutdowns and changed cargo lifting schedules compared to the same quarter last year.
Marketing and trading earnings, non-LNG related, were higher than in the same quarter a year ago, reflecting increased earnings both in North America and Europe.
Third quarter portfolio developments
In Germany, the sale of the BEB Erdgas und Erdoel GmbH gas transport business (Shell share 50%), was closed on July 1, 2008.
In Iraq, Shell and the Iraqi Ministry of Oil have signed a heads of agreement to establish an incorporated joint venture (Shell share 49%) to process and market natural gas in southern Iraq.
In Australia, construction was completed at the North West Shelf Train 5 (Shell share 22%) with a capacity of 4.4 mtpa (100% basis).
In the USA, the 164 Megawatt (MW) Mount Storm Phase I wind farm (Shell share 50%) in West Virginia became operational.
Also in Germany, construction of the 20 MW Avancis thin-film solar pilot plant (Shell share 50%) was completed. Commercial sales are expected to begin around the end of 2008.

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OIL SANDS

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
371	351	183	+103	Segment earnings	971	500	+94

77	72	82	-6	Bitumen production (thousand b/d)	78	90	-13

97	104	121	-20	Sales volumes (thousand b/d)	115	134	-14

96	96	90		Upgrader availability (%)	95	93

[1]	Q3 on Q3 change
Third quarter Oil Sands segment earnings were $371 million compared to $183 million in the same quarter last year. Earnings included a gain of $25 million related to an identified item (see page 3 for details).
Earnings compared to the third quarter 2007 reflected the impact of higher oil prices on revenues, which was partly offset by lower production volumes, higher operating costs and higher royalty expenses.
Bitumen production decreased by 6% compared to the same quarter last year. Upgrader availability was 96% compared to 90% in the same quarter last year.
OIL PRODUCTS

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
(44)	4,539	2,153		Segment earnings	6,862	7,883
(2,348)	3,464	502		Less: Estimated CCS adjustment (see note 2)	2,289	1,808
2,304	1,075	1,651	+40	Segment CCS earnings	4,573	6,075	-25

3,273	3,464	3,887	-16	Refinery intake (thousand b/d)	3,476	3,768	-8

6,403	6,642	6,756	-5	Total Oil Products sales (thousand b/d)	6,625	6,552	+1

88	92	93		Refinery availability (%)	91	91

[1]	Q3 on Q3 change
Third quarter Oil Products segment results were a loss of $44 million compared to earnings of $2,153 million for the same period last year.
Third quarter Oil Products CCS segment earnings were $2,304 million compared to $1,651 million in the third quarter 2007. Earnings included a gain of $77 million related to identified items, compared to a net gain of $121 million in the third quarter 2007 (see page 3 for details). In addition, third quarter 2008 earnings increased by non-cash gains of around $400 million as a result of fair value accounting of commodity derivatives (see Note 8).
CCS earnings compared to the third quarter 2007 reflected higher marketing margins, higher realised refining margins and trading contributions, which were partly offset by increased operating costs, lower refinery intake and net currency exchange rate impacts.

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Industry refining margins compared to the same quarter a year ago were higher in Europe and declined in the US Gulf Coast, US West Coast and the Asia-Pacific region. Refinery availability was 88%, compared to 93% in the third quarter of 2007. The decrease mainly reflects hurricane impacts in the US Gulf Coast region.
Marketing earnings compared to the same period a year ago increased due to higher B2B margins, which were partly offset by lower retail earnings and lower finished lubricants margins.
Oil Products (marketing and trading) sales volumes decreased by 5% compared to the same quarter last year. Marketing sales volumes were 3% lower than in the third quarter 2007, and, excluding the impact of divestments, were in line with the same quarter last year.
Third quarter portfolio developments
In Canada, Shell announced an increase in its shareholding in Iogen Energy Corporation from 26.3% to 50%, contributing to its strategic investment and development programme in biofuels.
CHEMICALS

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
(79)	157	397		Segment earnings	426	1,550
(195)	299	37		Less: Estimated CCS adjustment (see note 2)	251	216
116	(142)	360	-68	Segment CCS earnings	175	1,334	-87

4,989	5,396	5,702	-13	Sales volumes (thousand tonnes)	15,844	16,922	-6

86	95	94		Manufacturing plant availability (%)	92	92

[1]	Q3 on Q3 change
Third quarter Chemicals segment results were a loss of $79 million compared to earnings of $397 million for the same period last year.
Third quarter Chemicals CCS segment earnings were $116 million compared to $360 million in the same quarter last year. Earnings included a gain of $18 million related to an identified item, compared to a gain of $18 million in the third quarter 2007 (see page 3 for details).
CCS earnings compared to the third quarter 2007 reflected lower realised margins, lower sales volumes, lower income from equity-accounted investments and an impairment charge.
Sales volumes decreased by 13% when compared to the third quarter 2007 as a result of lower global demand and the impact of the hurricanes in the US Gulf Coast region.
Chemicals manufacturing plant availability was 86%, some 8% lower than in the third quarter 2007, mainly as a consequence of hurricane impacts in the USA.

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CORPORATE

Quarters			$ million	Nine Months
Q3 2008	Q2 2008	Q3 2007		2008	2007
(43)	201	413	Segment earnings	304	1,391
Third quarter Corporate segment results were a loss of $43 million compared to earnings of $413 million for the same period last year.
Earnings compared to the third quarter 2007 reflected currency exchange losses, higher shareholder costs, lower tax credits and lower net underwriting results, mainly as a consequence of hurricane impacts in the USA, which were partly offset by higher net interest income.

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     PRICE AND MARGIN INFORMATION

     OIL & GAS

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007		2008	2007
			Realised oil prices — Exploration &
	$/bbl		Production[1] (period average)	$/bbl
110.08	110.96	70.88	World outside USA	103.88	63.68
119.25	118.07	70.34	USA	108.77	60.72
111.18	111.92	70.81	Global	104.54	63.23

	$/bbl		Realised oil prices — Oil Sands (period average)	$/bbl
113.90	116.20	69.31	Canada	102.60	59.67

$/thousand scf			Realised gas prices (period average)	$/thousand scf
8.89	9.38	6.69	Europe	9.10	6.86
5.91	6.31	4.07	World outside USA (including Europe)	6.03	4.27
10.82	11.89	6.53	USA	10.73	7.16
6.77	7.30	4.57	Global	6.87	4.84

			Oil and gas marker industry prices (period average)
115.15	121.26	74.84	Brent ($/bbl)	111.02	67.15
118.07	123.81	75.24	WTI ($/bbl)	113.25	66.06
117.88	125.18	77.14	Edmonton Par ($/bbl)	113.76	66.86
9.11	11.36	6.14	Henry Hub ($/MMBtu)	9.67	6.94
61.75	60.41	30.68	UK National Balancing Point (pence/therm)	58.40	24.39
133.33	110.24	70.95	Japanese Crude Cocktail — JCC ($/bbl)[2]	109.60	64.42
REFINING & CRACKER INDUSTRY MARGINS3

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007		2008	2007
	$/bbl		Refining marker industry gross margins (period average)	$/bbl
7.20	11.55	8.05	ANS US West Coast coking margin	9.30	17.75
11.40	10.55	15.40	WTS US Gulf Coast coking margin	10.20	18.45
6.00	5.85	3.50	Rotterdam Brent complex	5.15	4.50
1.85	3.95	2.50	Singapore 80/20 Arab light/Tapis complex	2.55	3.05
	$/tonne		Cracker industry margins (period average)	$/tonne
519.00	413.00	352.00	US ethane	430.00	334.00
563.00	262.00	469.00	Western Europe naphtha	419.00	472.00
114.00	92.00	272.00	North East Asia naphtha	87.00	309.00

[1]	As from the fourth quarter 2007, the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production realised oil prices up to the third quarter 2007 have been reclassified.

[2]	JCC prices for the third quarter and nine months 2008 are based on available market data up to the end of July 2008. Prices for these periods will be updated when full market data are available.

[3]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

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     OIL & GAS — OPERATIONAL DATA

	Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]			2008	2007	%
thousand b/d				Crude oil production	thousand b/d
335	390	406		Europe	380	432
305	314	333		Africa	314	326
200	196	214		Asia Pacific	201	227
459	434	445		Middle East, Russia, CIS	440	431
231	293	314		USA	275	328
82	84	80		Other Western Hemisphere	82	80
1,612	1,711	1,792	-10	Total crude oil production excluding oil sands	1,692	1,824	-7
77	72	82		Bitumen production — oil sands	78	90
1,689	1,783	1,874	-10	Total crude oil production including oil sands	1,770	1,914	-8

million scf/d2				Natural gas production available for sale	million scf/d2

2,446	2,930	2,231		Europe	3,420	2,939
591	549	623		Africa	586	581
2,508	2,512	2,587		Asia Pacific	2,486	2,486
229	230	248		Middle East, Russia, CIS	230	253
942	1,096	1,131		USA	1,047	1,128
491	472	509		Other Western Hemisphere	477	499
7,207	7,789	7,329	-2		8,246	7,886	+5

thousand boe/d3				Total production in barrels of oil equivalent	thousand boe/d3

757	895	790		Europe	970	939
407	409	440		Africa	415	426
631	629	660		Asia Pacific	629	656
499	474	488		Middle East, Russia, CIS	480	474
393	482	509		USA	456	522
167	165	168		Other Western Hemisphere	164	166
2,854	3,054	3,055	-7	Total production excluding oil sands	3,114	3,183	-2
77	72	82		Bitumen production — oil sands	78	90
2,931	3,126	3,137	-7	Total production including oil sands	3,192	3,273	-2

[1]	Q3 on Q3 change

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

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     OIL PRODUCTS AND CHEMICALS — OPERATIONAL DATA

	Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]			2008	2007	%
thousand b/d				Refinery processing intake	thousand b/d
1,462	1,498	1,813		Europe	1,566	1,705
674	741	852		Other Eastern Hemisphere	724	808
777	874	851		USA	832	883
360	351	371		Other Western Hemisphere	354	372
3,273	3,464	3,887	-16		3,476	3,768	-8
				Oil sales
2,028	2,067	2,176		Gasolines	2,061	2,221
810	816	768		Kerosenes	813	740
2,231	2,225	2,396		Gas/diesel oils	2,264	2,250
623	776	699		Fuel oil	745	682
711	758	717		Other products	742	659

6,403	6,642	6,756	-5	Total oil products *	6,625	6,552	+1

				*Comprising:
1,795	1,781	1,903		Europe	1,845	1,855
1,262	1,276	1,279		Other Eastern Hemisphere	1,261	1,254
1,366	1,436	1,544		USA	1,399	1,488
718	704	676		Other Western Hemisphere	726	669
1,262	1,445	1,354		Export sales	1,394	1,286

thousand tonnes				Chemical sales volumes by main product category [2]**	thousand tonnes
2,809	3,061	3,302		Base chemicals	8,989	9,804
2,178	2,333	2,399		First line derivatives	6,849	7,110
2	2	1		Other	6	8
4,989	5,396	5,702	-13		15,844	16,922	-6

				**Comprising:
2,112	2,189	2,225		Europe	6,590	6,718
1,223	1,294	1,376		Other Eastern Hemisphere	3,745	4,009
1,512	1,760	1,923		USA	5,056	5,667
142	153	178		Other Western Hemisphere	453	528

[1]	Q3 on Q3 change

[2]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

Royal Dutch Shell plc 12
NOTE
All amounts shown throughout this Report are unaudited.
In this announcement, excluding in the financial statements, we have aggregated our equity position in projects for both direct and indirect interest (for example, we have aggregated our indirect interest in North West Shelf LNG and the Pluto project via our 34% shareholding in Woodside Energy Ltd).
Fourth quarter and full year 2008 results are expected to be announced on January 29, 2009. First quarter results for 2009 are expected to be announced on April 29, 2009, second quarter results are expected to be announced on July 30, 2009 and third quarter results are expected to be announced on October 29, 2009. There will be a Shell strategy update on March 17, 2009.
In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ’’Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell plc either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, October 30, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 001-32575 and disclosure in our Forms 6-K, File No 001-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
October 30, 2008

APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
STATEMENT OF INCOME (SEE NOTE 1)

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
131,567	131,419	90,703		Revenue[2]	377,288	249,079
113,249	109,261	76,713		Cost of sales	319,290	206,094
18,318	22,158	13,990	+31	Gross profit	57,998	42,985	+35

4,139	4,444	3,843		Selling, distribution and administrative expenses	12,552	11,741
538	408	608		Exploration	1,271	1,330
2,000	2,671	1,912		Share of profit of equity-accounted investments	7,096	5,858
174	(140)	(38)		Net finance costs and other (income)/expense	(19)	(1,416)
15,467	20,117	11,489	+35	Income before taxation	51,290	37,188	+38

6,987	8,363	4,448		Taxation	21,855	13,895
8,480	11,754	7,041	+20	Income for the period	29,435	23,293	+26

32	198	125		Income attributable to minority interest	348	429
8,448	11,556	6,916	+22	Income attributable to shareholders of Royal Dutch Shell plc	29,087	22,864	+27

[1]	Q3 on Q3 change

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $25,323 million in Q3 2008, $25,462 million in Q2 2008, $22,920 million in Q1 2008, $20,830 million in Q3 2007, $18,993 million in Q2 2007 and $17,305 million in Q1 2007.
BASIC EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007		2008	2007
1.37	1.87	1.10	Earnings per share ($)	4.71	3.64
1.77	1.28	1.02	CCS earnings per share ($)	4.31	3.33
DILUTED EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007		2008	2007
1.37	1.87	1.10	Earnings per share ($)	4.70	3.63
1.77	1.28	1.02	CCS earnings per share ($)	4.30	3.32

EARNINGS BY BUSINESS SEGMENT (SEE NOTES 2 AND 4)

Quarters					Nine Months
Q3 2008	Q2 2008	Q3 2007%[1]		$ million	2008	2007	%
				Exploration & Production[2]:
3,885	3,952	2,467	+57	- World outside USA	11,377	7,191	+58
1,616	1,929	860	+88	- USA	5,148	2,628	+96
5,501	5,881	3,327	+65		16,525	9,819	+68

				Gas & Power:
2,437	788	500	+387	- World outside USA	4,158	1,676	+148
337	(163)	68	+396	- USA	189	474	-60
2,774	625	568	+388		4,347	2,150	+102

371	351	183	+103	Oil Sands[2]:	971	500	+94

				Oil Products (CCS basis):
2,307	765	1,316	+75	- World outside USA	4,050	4,301	-6
(3)	310	335	—	- USA	523	1,774	-71
2,304	1,075	1,651	+40		4,573	6,075	-25

				Chemicals (CCS basis):
253	112	368	-31	- World outside USA	669	1,291	-48
(137)	(254)	(8)	—	- USA	(494)	43	—
116	(142)	360	-68		175	1,334	-87

11,066	7,790	6,089	+82	Total operating segments	26,591	19,878	+34

				Corporate:
178	81	122		- Interest and investment income/(expense)	369	863
(264)	27	57		- Currency exchange gains/(losses)	(299)	123
43	93	234		- Other — including taxation	234	405
(43)	201	413			304	1,391

(120)	(89)	(110)		Minority interest	(314)	(389)
10,903	7,902	6,392	+71	CCS earnings	26,581	20,880	+27

(2,455)	3,654	524		Estimated CCS adjustment for Oil Products and Chemicals	2,506	1,984
8,448	11,556	6,916	+22	Income attributable to shareholders of Royal Dutch Shell plc	29,087	22,864	+27

[1]	Q3 on Q3 change

[2]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 6)

	$ million
	Sept 30, 2008	June 30, 2008	Sept 30, 2007
Assets
Non-current assets:
Intangible assets	5,541	5,336	5,307
Property, plant and equipment	114,193	109,191	96,611
Investments:
- equity-accounted investments	31,630	32,514	28,717
- financial assets	2,952	2,975	2,987
Deferred tax	3,978	4,089	3,375
Pre-paid pension costs	6,205	6,215	5,045
Other	6,219	6,504	5,903
	170,718	166,824	147,945

Current assets:
Inventories	33,442	39,624	27,906
Accounts receivable	90,100	127,241	61,636
Cash and cash equivalents	7,821	8,990	14,092
	131,363	175,855	103,634

Total assets	302,081	342,679	251,579

Liabilities
Non-current liabilities:
Debt	10,742	11,072	12,660
Deferred tax	14,688	13,994	13,665
Retirement benefit obligations	5,961	6,162	6,449
Other provisions	13,499	14,086	12,467
Other	4,088	4,857	3,797
	48,978	50,171	49,038

Current liabilities:
Debt	5,984	5,352	4,683
Accounts payable and accrued liabilities	88,387	126,246	63,224
Taxes payable	15,632	15,895	12,144
Retirement benefit obligations	369	419	338
Other provisions	2,356	2,687	2,126
	112,728	150,599	82,515

Total liabilities	161,706	200,770	131,553

Equity attributable to shareholders of Royal Dutch Shell plc	138,469	139,809	118,194

Minority interest	1,906	2,100	1,832
Total equity	140,375	141,909	120,026

Total liabilities and equity	302,081	342,679	251,579

SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007	$ million	2008	2007
			Cash flow from operating activities:
8,480	11,754	7,041	Income for the period	29,435	23,293
			Adjustment for:
6,935	8,701	4,798	- Current taxation	22,041	14,525
178	269	126	- Interest (income)/expense	625	454
3,387	3,439	2,842	- Depreciation, depletion and amortisation	9,972	9,340
(1,799)	(757)	(55)	- (Profit)/loss on sale of assets	(2,837)	(1,550)
2,215	(11,751)	(728)	- Decrease/(increase) in net working capital	(6,752)	(2,831)
(2,000)	(2,671)	(1,912)	- Share of profit of equity-accounted investments	(7,096)	(5,858)
2,604	2,447	1,567	- Dividends received from equity-accounted investments	6,803	4,673
(95)	(152)	(109)	- Deferred taxation and other provisions	75	(47)
(618)	10	346	- Other	(514)	(777)
19,287	11,289	13,916	Cash flow from operating activities (pre-tax)	51,752	41,222

(6,686)	(7,121)	(4,777)	Taxation paid	(18,121)	(12,054)

12,601	4,168	9,139	Cash flow from operating activities	33,631	29,168

			Cash flow from investing activities:
(12,392)	(7,352)	(5,550)	Capital expenditure	(27,173)	(16,563)
(555)	(521)	(644)	Investments in equity-accounted investments	(1,692)	(1,333)
1,087	2,026	174	Proceeds from sale of assets	3,558	6,824
1,160	272	57	Proceeds from sale of equity-accounted investments	1,493	451
(25)	275	35	Proceeds from sale of /(additions to) financial assets	260	1,175
267	269	292	Interest received	821	872
(10,458)	(5,031)	(5,636)	Cash flow from investing activities	(22,733)	(8,574)

			Cash flow from financing activities:
215	839	554	Net increase/(decrease) in debt with maturity period	191
			within three months		(290)
238	131	—	Other debt: New borrowings	554	4,396
(166)	(1,479)	(1,235)	Repayments	(2,309)	(3,122)
(295)	(369)	(282)	Interest paid	(962)	(923)
(18)	34	(10)	Change in minority interest	9	(6,705)
(848)	(1,350)	(1,463)	Repurchases of shares	(3,271)	(2,849)
			Dividends paid to:
(2,290)	(2,489)	(2,283)	- Shareholders of Royal Dutch Shell plc	(7,108)	(6,683)
(105)	(115)	(67)	- Minority interest	(271)	(186)
			Treasury shares:
36	242	200	- Net sales/(purchases) and dividends received	478	752
(3,233)	(4,556)	(4,586)	Cash flow from financing activities	(12,689)	(15,610)

(79)	(8)	58	Currency translation differences relating to cash and cash equivalents	(44)	106
(1,169)	(5,427)	(1,025)	Increase/(decrease) in cash and cash equivalents	(1,835)	5,090

8,990	14,417	15,117	Cash and cash equivalents at beginning of period	9,656	9,002

7,821	8,990	14,092	Cash and cash equivalents at end of period	7,821	14,092

CAPITAL INVESTMENT

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007	$ million	2008	2007
			Capital expenditure:
			Exploration & Production[1]:
8,083	3,038	2,463	- World outside USA	13,323	7,616
688	916	721	- USA	4,134	2,082
8,771	3,954	3,184		17,457	9,698

			Gas & Power:
1,030	1,006	706	- World outside USA	2,859	2,074
4	3	1	- USA	8	4
1,034	1,009	707		2,867	2,078

835	761	493	Oil Sands[1]	2,307	1,282

			Oil Products:
879	862	770	- World outside USA	2,197	1,884
92	68	80	- USA	221	407
971	930	850		2,418	2,291

			Chemicals:
558	399	312	- World outside USA	1,331	649
49	34	65	- USA	117	244
607	433	377		1,448	893

23	83	101	Corporate	143	221

12,241	7,170	5,712	Total capital expenditure	26,640	16,463

			Exploration expense
260	218	183	- World outside USA	613	453
179	86	211	- USA	345	299
439	304	394		958	752

			New equity in equity-accounted investments
361	347	615	- World outside USA	1,073	1,170
21	41	5	- USA	67	25
382	388	620		1,140	1,195

173	133	24	New loans to equity-accounted investments	552	138

13,235	7,995	6,750	Total capital investment*	29,290	18,548

			*Comprising:
9,618	4,621	3,934	- Exploration & Production[1]	19,678	11,289
1,169	1,156	901	- Gas & Power	3,250	2,441
835	761	493	- Oil Sands[1]	2,307	1,282
983	934	942	- Oil Products	2,453	2,418
607	439	378	- Chemicals	1,458	896
23	84	102	- Corporate	144	222
13,235	7,995	6,750		29,290	18,548

[1]	As from the fourth quarter 2007, the results of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production results up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

ADDITIONAL SEGMENTAL INFORMATION1

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007	$ million	2008	2007
			Exploration & Production[3]
5,501	5,881	3,327	Segment earnings	16,525	9,819
			Including:
538	408	608	- Exploration	1,271	1,330
2,168	2,228	1,891	- Depreciation, depletion & amortisation	6,561	6,490
1,358	1,103	733	- Share of profit of equity-accounted investments	3,673	2,305

9,556	8,659	6,072	Cash flow from operations	28,544	19,213
1,444	(374)	25	Less: Net working capital movements[2]	1,993	408
8,112	9,033	6,047	Cash flow from operations excluding net working capital movements	26,551	18,805

53,276	49,185	44,419	Capital employed	53,276	44,419

			Gas & Power
2,774	625	568	Segment earnings	4,347	2,150
			Including:
151	85	79	- Depreciation, depletion & amortisation	317	230
787	620	471	- Share of profit of equity-accounted investments	1,991	1,319

2,259	149	316	Cash flow from operations	4,325	1,113
718	(845)	(42)	Less: Net working capital movements[2]	775	(135)
1,541	994	358	Cash flow from operations excluding net working capital movements	3,550	1,248

21,094	21,010	17,565	Capital employed	21,094	17,565

			Oil Sands[3]
371	351	183	Segment earnings	971	500
			Including:
44	45	42	- Depreciation, depletion & amortisation	133	124

684	645	405	Cash flow from operations	1,627	1,312
130	66	51	Less: Net working capital movements[2]	94	575
554	579	354	Cash flow from operations excluding net working capital movements	1,533	737

6,249	5,881	4,283	Capital employed	6,249	4,283

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by business segment section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

[3]	As from the fourth quarter 2007, the results of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production results up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

ADDITIONAL SEGMENTAL INFORMATION1 (continued)

Quarters				Nine Months
Q3 2008	Q2 2008	Q3 2007	$ million	2008	2007
			Oil Products
2,304	1,075	1,651	Segment CCS earnings	4,573	6,075
			Including:
614	609	606	- Depreciation, depletion & amortisation	1,831	1,833
129	441	394	- Share of profit of equity-accounted investments	837	1,395

2,068	(4,148)	1,700	Cash flow from operations	282	5,287
1,537	(9,439)	(366)	Less: Net working capital movements[2]	(8,337)	(2,905)
531	5,291	2,066	Cash flow from operations excluding net working capital movements	8,619	8,192

58,520	63,298	48,423	Capital employed	58,520	48,423

			Chemicals
116	(142)	360	Segment CCS earnings	175	1,334
			Including:
215	356	154	- Depreciation, depletion & amortisation	733	459
96	92	174	- Share of profit of equity-accounted investments	346	529

164	361	618	Cash flow from operations	911	1,185
207	(216)	71	Less: Net working capital movements[2]	(18)	(673)
(43)	577	547	Cash flow from operations excluding net working capital movements	929	1,858

11,206	11,328	10,240	Capital employed	11,206	10,240

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by business segment section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

NOTES
1. Accounting policies and basis of presentation
The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.
The Oil Sands operations, which were previously reported within the Exploration & Production segment, are reported as a separate business segment with effect from the fourth quarter 2007. Prior period financial statements have been reclassified accordingly.
The accounting policies are unchanged from those set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2007 on pages 117 to 121.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period are based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
Components of the calculation are:

$ million	Q3 2008	Q3 2007
Income (four quarters)	38,068	28,806
Interest expense after tax	676	682
ROACE numerator	38,744	29,488

Capital employed — opening	137,369	124,351
Capital employed — closing	157,101	137,369
Capital employed — average	147,235	130,860

ROACE	26.3%	22.5%
ROACE up to the fourth quarter 2007 had been shown on a Shell share basis. As a consequence of the significant reduction of minority interest during 2007, ROACE calculations are now presented on a 100%-basis. Prior period ROACE calculations have been adjusted for comparison purposes.
4. Earnings by business segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. Operating segment results are after tax and include equity-accounted investments.

5. Gearing
The numerator and denominator in the gearing calculation, as demonstrated below, used by Shell are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (if applicable) which Shell believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.

		Sept 30,
$ million	Sept 30, 2008	2007
Non-current debt	10,742	12,660
Current debt	5,984	4,683
Total debt	16,726	17,343

Add: Net present value of operating lease obligations[1]	14,387	11,319
Unfunded retirement benefit obligations (after tax)[1]	—	—
Less: Cash and cash equivalents in excess of operational requirements	5,521	12,192
Adjusted debt	25,592	16,470

Total equity	140,375	120,026

Total capital	165,967	136,496

Gearing ratio (adjusted debt as a percentage of total capital)	15.4%	12.1%

[1]	As of December 31, 2007 and 2006, respectively.
6. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve, currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	29,087	29,087	348	29,435
Income/(expense) recognised directly in equity	—	—	(4,906)	—	(4,906)	(204)	(5,110)
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	59	59	25	84
Dividends paid	—	—	—	(7,108)	(7,108)	(271)	(7,379)
Treasury shares: net sales/(purchases) and dividends received	—	478	—	—	478	—	478
Repurchases of shares	(7)	—	7	(3,085)	(3,085)	—	(3,085)
Share-based compensation	—	—	(58)	42	(16)	—	(16)
At September 30, 2008	529	(1,914)	9,191	130,663	138,469	1,906	140,375

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income for the period	—	—	—	22,864	22,864	429	23,293
Income/(expense) recognised directly in equity	—	—	3,513	—	3,513	(33)	3,480
Capital contributions/ (repayments) from/to minority shareholders	—	—	—	—	—	802	802
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	6	6	(49)	(43)
Dividends paid	—	—	—	(6,683)	(6,683)	(186)	(6,869)

Treasury shares: net sales/(purchases) and dividends received	—	752	—	—	752	—	752

Repurchases of shares	(6)	—	6	(2,849)	(2,849)	—	(2,849)
Share-based compensation	—	—	310	—	310	—	310
At September 30, 2007	539	(2,564)	12,649	107,570	118,194	1,832	120,026
7. Basis for Royal Dutch Shell earnings per ordinary share
The total number of Royal Dutch Shell ordinary shares in issue at the end of the period was 6,255.1 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) ordinary shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

Millions	Q3 2008	Q2 2008	Q3 2007
Royal Dutch Shell ordinary shares of €0.07 each	6,147.3	6,170.3	6,261.7
Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently “in-the-money”.

Millions	Q3 2008	Q2 2008	Q3 2007
Royal Dutch Shell ordinary shares of €0.07 each	6,159.8	6,189.1	6,285.8
Basic shares outstanding at the end of the following periods are:

Millions	Q3 2008	Q2 2008	Q3 2007
Royal Dutch Shell ordinary shares of €0.07 each	6,133.4	6,159.1	6,245.3
One American Depository Receipt (ADR) is equal to two Royal Dutch Shell ordinary shares.

8. Accounting for Derivatives
IFRS require that derivative instruments be recognised in the financial statements at fair value. Any change in the current period between the period end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Oil Products business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Oil Products business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. The derivatives are typically associated with a future physical delivery of the commodities.
These differences in accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held by Gas & Power are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
Contacts:
-	Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 212 218 3113

-	Media: Europe: +31 (0)70 377 3600

Royal Dutch Shell plc
Third Quarter 2008 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2008	2007	%		2008	2007	%	2008	2007	%
			Revenue
131,567	90,703	+45	Third quarter	87,492	66,050	+32	69,573	44,916	+55
377,288	249,079		Nine months	250,897	181,379		199,510	123,344

			Income attributable to shareholders
8,448	6,916	+22	Third quarter	5,618	5,036	+12	4,467	3,425	+30
29,087	22,864		Nine months	19,343	16,650		15,381	11,322

			CCS Earnings
10,903	6,392	+71	Third quarter	7,250	4,655	+56	5,766	3,165	+82
26,581	20,880		Nine months	17,676	15,205		14,056	10,340

			Total Equity
140,375	120,026	+17	Third quarter	97,715	84,714	+15	77,782	59,317	+31

			Capital Investment
13,235	6,750	+96	Third quarter	8,801	4,915	+79	6,999	3,343	+109
29,290	18,548		Nine months	19,478	13,507		15,489	9,185
Income attributable to shareholders

		Q3	Q2	Q3
Per ordinary share		2008	2008	2007
Royal Dutch Shell plc	$	1.37	1.87	1.10
	euro	0.91	1.20	0.80
	pence	72.67	95.12	54.69
Notes:
1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2008	2007	2008	2007
Third quarter average rate	0.6650	0.7282	0.5288	0.4952
Third quarter end rate	0.6961	0.7058	0.5541	0.4942
2. CCS earnings is earnings on an estimated current cost of supplies basis.
3. Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.
4. Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.
5. Previous periods are adjusted for discontinued operations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	Michiel Brandjes /s/

Name: Michiel Brandjes
Title: Company Secretary
Date: October 30, 2008